

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-mail
Lawrence Seng Huat Lee
President and Chief Executive Officer
Voz Mobile Cloud Ltd.
190 Middle Road, #19-05
Fortune Centre
Singapore 688979

> **Re: Voz Mobile Cloud Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 25, 2013**
> **File No. 333-185523**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to comment 1 in our letter dated January 8, 2013 and are unable to agree. You possess only intangible assets relating to a licensing agreement with a related company. Although your response indicates that you have begun marketing the UCS product in the U.S., your disclosure on pages 3 and 18 indicate that marketing to date has been funded by Baxtech and that the company will not commence marketing until you raise the minimum of $250,000 in this offering. Unless you have expended material funds in marketing or other operational activities, we believe that you are currently a shell company. Please revise the cover page to prominently identify yourself as a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

Risk Factors, page 6

2.   We note your response to comment 14 in our letter dated January 8, 2013. However, it appears that a discussion of the risk that the UCS has not been tested or purchased by any

customer is appropriate in light of the importance of that product to the company's current business plan. We reissue the comment.

Industry Analysis, page 23

3.   We note your response to comment 23 in our prior letter. Please provide us with hard copies of the sources to which you cite. Please mark these copies carefully to enable us to easily identify specifically what material was used in the document and exactly where it was used.

Signatures, page II-7

4.   We reissue comment 33 from our prior letter. Please revise to indicate that Mr. Lee is signing the registration statement as principal financial officer and principal accounting officer in addition to principal executive officer. If he is not signing in such capacities, please indicate who is.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        David E. Wise